                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                     WHITEROCK PORTFOLIO INVESTORS, L.L.C.
                     -------------------------------------
                                (Name of Issuer)

               Membership Interests in Limited Liability Company
               -------------------------------------------------
                         (Title of Class of Securities

                                      N/A
                               ----------------
                                (CUSIP Number)

                Please send all Notices and Communications to:

                             Wendell M. Faria, Esq.
                     Paul, Hastings, Janofsky & Walker LLP
                  1299 Pennsylvania Avenue, N.W., Tenth Floor
                            Washington, D.C.  20004
                                 (202) 508-9574

                                October 16, 1995
                   ----------------------------------------
             Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------------                                  ---------------------
CUSIP No. Not Applicable                                   Page 2 of 10 Pages
-------------------------                                  ---------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    PacifiCorp Master Retirement Trust
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
        3           SEC USE ONLY

--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS

                    OO - Employer Contributions
--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]

--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    Oregon
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

     NUMBER OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
       EACH                918,750 Units
    REPORTING      -------------------------------------------------------------
      PERSON        9      SOLE DISPOSITIVE POWER
       WITH

                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                           918,750 Units
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    918,750 Units
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                           [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    99%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON

                    EP
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------                                  ---------------------
CUSIP No. Not Applicable                                   Page 3 of 10 Pages
-------------------------                                  ---------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    William E. Peressini
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
        3           SEC USE ONLY

--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS

                    OO - Employer Contributions
--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]

--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    Oregon
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

     NUMBER OF             5 Units
      SHARES       -------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
       EACH                918,750 Units
    REPORTING      -------------------------------------------------------------
      PERSON        9      SOLE DISPOSITIVE POWER
       WITH
                           5 Units
                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                           918,750 Units
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    918,755 Units
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                           [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    99%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON

                    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------                                  ---------------------
CUSIP No. Not Applicable                                   Page 4 of 10 Pages
-------------------------                                  ---------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    James Huesgen
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
        3           SEC USE ONLY

--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS

                    OO - Employer Contributions
--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]

--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    Washington
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

     NUMBER OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
       EACH                918,750 Units
    REPORTING      -------------------------------------------------------------
      PERSON        9      SOLE DISPOSITIVE POWER
       WITH

                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                           918,750 Units
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    918,750 Units
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                           [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    99%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON

                    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------                                  ---------------------
CUSIP No. Not Applicable                                   Page 5 of 10 Pages
-------------------------                                  ---------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Craig Longfield
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
        3           SEC USE ONLY

--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS

                    OO - Employer Contributions
--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]

--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    Oregon
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

     NUMBER OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
       EACH                918,750 Units
    REPORTING      -------------------------------------------------------------
      PERSON        9      SOLE DISPOSITIVE POWER
       WITH

                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                           918,750 Units
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    918,750 Units
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                           [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    99%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON

                    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------                                  ---------------------
CUSIP No. Not Applicable                                   Page 6 of 10 Pages
-------------------------                                  ---------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Daniel J. Rosborough
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
        3           SEC USE ONLY

--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS

                    OO - Employer Contributions
--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]

--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    Oregon
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

     NUMBER OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
       EACH                918,750 Units
    REPORTING      -------------------------------------------------------------
      PERSON        9      SOLE DISPOSITIVE POWER
       WITH

                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                           918,750 Units
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    918,750 Units
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                           [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    99%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON

                    IN
--------------------------------------------------------------------------------

                          ITEM 1. SECURITY AND ISSUER
                          ------  -------------------

          This filing relates to the units of membership interest ("Units") in WhiteRock Portfolio Investors, L.L.C. ("WhiteRock"), a limited liability company registered as a closed-end investment company under the Investment Company Act of 1940. These Units are the sole class of securities issued by WhiteRock, and were valued initially at $20 per Unit. The Units were privately placed in an offering relying on Section 4(2) of the Securities Act of 1933.

          The principal executive offices of WhiteRock are located at 700 N.E. Multnomah, Suite 1600, Portland, Oregon 97232-4116. Brazos GenPar, Inc., 600 N. Pearl Street, Suite 1500, Dallas, Texas 75201, serves as Administrator of WhiteRock.


                        ITEM 2.  IDENTITY AND BACKGROUND
                        --------------------------------

          This filing is being submitted on behalf of PacifiCorp Master Retirement Trust ("PacifiCorp MRT"), a defined benefit employee benefit plan established for employees of PacifiCorp and its affiliates, and the members of PacifiCorp MRT's Investment Committee. All decisions regarding investments in WhiteRock to be made by PacifiCorp MRT, and all decisions with respect to the voting of Units of WhiteRock held by PacifiCorp MRT, are made by its Investment Committee. The current members of the Investment Committee are William E. Peressini, Craig Longfield, Daniel J. Rosborough, and James Huesgen. Mr. Peressini serves as the Chair of the Investment Committee. The Bank of New York serves as trustee to PacifiCorp MRT, but has no voting or investment discretion over PacifiCorp MRT's investment in WhiteRock. PacifiCorp MRT is located at 700 N.E. Multnomah, Suite 1600, Portland, Oregon 97232-4116. All members of the Investment Committee, except Mr. Huesgen, have the same business address as PacifiCorp MRT. Mr. Huesgen's business address is 805 Broadway, Vancouver, Washington 98668-8701.

                  (d)  None.

                  (e)  None.

           ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
           ----------------------------------------------------------

          On October 16, 1995, PacifiCorp MRT made a commitment to purchase $18,375,000 worth of Units in WhiteRock. This represented a commitment to acquire approximately 918,750 Units of WhiteRock at the then Unit value of $20. On that same date, PacifiCorp MRT contributed $10,848,857 for the purchase of 542,443 Units. The funds for making all purchases were derived from employer contributions made in accordance with the terms of various of PacifiCorp's and its affiliates' employee benefit plans (the "Plan") to the retirement trust and the investment proceeds therefrom. Subsequently, in response to capital calls to those unitholders of WhiteRock having outstanding capital commitments, PacifiCorp MRT made the following capital contributions to WhiteRock for the purchase of additional
Units:

            - $1,818,459 on October 25, 1995 for the purchase of 90,293 additional Units;

            - $1,185,158 on November 29, 1995 for the purchase of 65,489 additional Units;

            - $1,766,150 on December 21, 1995 for the purchase of 123,084 additional Units;

            - $488,192 on April 9, 1996 for the purchase of 32,993 additional Units;

            -  $2,748,338 on April 23, 1996 for the purchase of 185,734 additional Units; and

            - $1,898,523 on June 6, 1996 for the purchase of 151,166 additional Units.

          On November 21, 1996, PacifiCorp MRT made a commitment to contribute an additional $16.25 million in WhiteRock. PacifiCorp MRT's percentage ownership interest in WhiteRock has not changed with respect to its rights to acquire additional Units of WhiteRock pursuant to the terms of this additional commitment.

          On December 13, 1996, PacifiCorp contributed $1,328, 377.05 to WhiteRock in response to a capital call. This represented the purchase of an additional 167,843 Units of WhiteRock. Additional Units were purchased by PacifiCorp MRT on January 28, 1997, March 13, 1997 and April 17, 1997 in response to further capital calls. PacifiCorp MRT's percentage ownership interest in WhiteRock, however, did not change following these additional contributions.

          On March 26, 1996, Mr. Peressini also contributed the sum of $100 for 5 Units of WhiteRock in order to qualify as a Managing Member of WhiteRock. Mr. Peressini's ownership interest in WhiteRock has not changed.

                        ITEM 4.  PURPOSE OF TRANSACTION
                        -------------------------------

          PacifiCorp MRT's commitment to contribute capital to WhiteRock and the contributions subsequently made on the dates listed above were made solely for investment purposes, consistent with the terms of the Plan and the declared investment objective and policies of WhiteRock. PacifiCorp MRT has no other plans or proposals in connection with this investment. The investment in WhiteRock made by Mr. Peressini was made solely for the purpose of qualifying as a Managing Member of WhiteRock.

                   ITEM 5.  INTEREST IN SECURITIES OF ISSUER
                   -----------------------------------------

          (a) On October 16, 1995, PacifiCorp MRT made a capital commitment to acquire approximately 918,750 Units of WhiteRock, which represented approximately 99% of the Units of WhiteRock. On this same day, PacifiCorp MRT contributed $10,848,857 to WhiteRock, which resulted in its acquisition of 542,443 Units or 99% of the Units then outstanding. Subsequent acquisitions of Units by PacifiCorp MRT, as listed above in response to Item 3, have not changed PacifiCorp MRT's percentage ownership interest in WhiteRock.

          (b) The various members of the Investment Committee, acting on behalf of PacifiCorp MRT, share power to vote and to dispose of the Units held by PacifiCorp MRT, subject to the restrictions on transferability contained in WhiteRock's Limited Liability Company Agreement and the Admissions Agreement entered into between PacifiCorp MRT and WhiteRock.

          (c) As indicated in response to Item 3 above, PacifiCorp MRT has made additional contributions since October 16, 1995 for the purchase of additional Units in WhiteRock in response to capital calls by WhiteRock. PacifiCorp MRT's percentage ownership in WhiteRock, however, has remained unchanged. PacifiCorp MRT's last contribution in response to a capital call was made on April 17, 1997. See Item 3 above.
       ---

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

                  (e)  Not applicable.


              ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
              ---------------------------------------------------
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
            ------------------------------------------------------

                  The members of PacifiCorp MRT's Investment Committee act as a group with respect to investments made in WhiteRock.

                   ITEM 7.  MATERIAL TO BE FILED AS EXHIBIT
                   ----------------------------------------

          The PacifiCorp Master Retirement Trust 1994 Restatement ("Restatement"), dated October 1, 1994, is attached as an exhibit to this filing. The Restatement is an agreement between PacifiCorp, one of the group of affiliated companies whose employee benefit plans, as well as those of its affiliates are participants in PacifiCorp MRT, and the Bank of New York, the designated Trustee of PacifiCorp MRT. The Restatement sets forth the identity of the Bank of New York, as Trustee, and includes provisions relating to its duties relative to the Investment Committee.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: 5-22-97                       PacifiCorp Master Retirement Trust
      --------------

                                    By: /s/ William E. Peressini
                                        -------------------------------
                                        William E. Peressini
                                        Chair, Investment Committee


Date: 5-22-97                       /s/ William E. Peressini
      --------------                -----------------------------------
                                    William E. Peressini
                                    Member, Investment Committee


Date: 5-22-97                       /s/ James Huesgen
      --------------                -----------------------------------
                                    James Huesgen
                                    Member, Investment Committee


Date: 5-22-97                       /s/ Craig Longfield
      --------------                -----------------------------------
                                    Craig Longfield
                                    Member, Investment Committee


Date: 5-22-97                       /s/ Daniel J. Rosborough
      --------------                -----------------------------------
                                    Daniel J. Rosborough
                                    Member, Investment Committee